1(858) 458-3044

spiri@paulhastings.com

March 8, 2011	76942.00010

VIA  EDGAR AS CORRESP AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-3628

Attn:  Daniel F. Duchovny, Esq.

Fascimile:  (202) 772-9203

Re:                               Herley Industries, Inc.
Schedule TO-T filed February 25, 2011 by Lanza Acquisition Co. and Kratos Defense & Security Solutions, Inc.
SEC File No. 005-34884

Dear Mr. Duchovny:

On behalf of our clients, Kratos Defense & Security Solutions, Inc. and Lanza Acquisition Co. (collectively, the “Bidders” and each, a “Bidder”), we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated March 3, 2011, with respect to the Tender Offer Statement on Schedule TO and the related Offer to Purchase (the “Offer to Purchase”), both filed with the Commission on February 25, 2011.

The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter.

Offer to Purchase

Cover Page

1.                                       Please clarify the disclosure in the third paragraph of the cover page that makes reference to the “applicable time” for completion of guaranteed delivery procedures.  What is the applicable time for such completion?

In response to the Staff’s request, the Bidders have revised the Offer to Purchase to address the Staff’s concern in the third paragraph to the cover page, as well as in the paragraph under the subsection captioned “What is the “Minimum Condition” to the Offer?”  in the Summary Term Sheet of the Offer to Purchase and the fourth paragraph of the Introduction to the Offer to Purchase.

The applicable time for such completion is the time at which it is determined if a majority of the total number of Shares (as defined in the Offer to Purchase) outstanding at the time of the expiration of the Offer (as defined in the Offer to Purchase) have been tendered and not validly withdrawn.

Summary Term Sheet, page 1

2.                                       We note in the response to “What is the Top-Up Option and when could it be exercised?” that you may only acquire top-up shares to the extent Herley has treasury and/or authorized but unissued shares. Please revise your disclosure to quantify the number of shares available for the top-up option.

In response to the Staff’s request, the Bidders have revised the Offer to Purchase to address the Staff’s concern in the paragraph under the subsection captioned “What is the Top-Up Option and when could it be exercised?” in the  Summary Term Sheet of the Offer to Purchase, as well as in the sixth paragraph of the Introduction to the Offer to Purchase, the subsection captioned “Short-Form Merger.” of Section 12 — “Purpose of the Offer; Plans for Herley; Other Matters” of the Offer to Purchase and the first paragraph of the subsection captioned “Merger Agreement. - Top-Up Option.” of Section 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase.

Certain Information Concerning Herley, page 22

3.                                      Please revise the language in the last paragraph of this section that attempts to disclaim (i) responsibility for disclosure made by the filing persons.

In response to the Staff’s request, the Bidders have revised the Offer to Purchase to address the Staff’s concern in the third paragraph of Section 8 — “Certain Information Concerning Herley” of the Offer to Purchase.

Background of the Offer, page 26

4.                                      Please revise the section captioned “Employment Agreements” to provide the background of the negotiation and execution of these agreements.

In response to the Staff’s request, the Bidders have revised the Offer to Purchase to address the Staff’s concern in the subsection captioned “Other Past Contracts, Negotiations or Agreements. - Employment Agreements.” of Section 11 — “Background of the Offer; Past Contacts, Negotiations or Agreements with Herley” of the Offer to Purchase.

2

Closing Comments

In response to the Staff’s request, set forth in an enclosure hereto, is a written statement from each Bidder acknowledging that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (858) 458-3044 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Deyan P. Spiridonov

Deyan P. Spiridonov
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

DPS

cc:	Eric M. Demarco (Kratos Defense & Security Solutions, Inc. and Lanza Acquisition Co.)
Deanna H. Lund (Kratos Defense & Security Solutions, Inc. and Lanza Acquisition Co.)
Lawrence A. Gross (Blank Rome LLP)
Francis E. Dehel (Blank Rome LLP)
Teri O’Brien (Paul, Hastings, Janofsky & Walker LLP)

enclosures: Bidders’ Acknowledgement

3

March 8, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-3628

Attn:  Daniel F. Duchovny, Esq.

Fascimile:  (202) 772-9203

Re:                               Herley Industries, Inc.
Schedule TO-T filed February 25, 2011 by Lanza Acquisition Co. and Kratos Defense & Security Solutions, Inc.
SEC File No. 005-34884

Dear Mr. Duchovny:

Each undersigned entity acknowledges, in connection with responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of page intentionally left blank.]

LANZA ACQUISITION CO.

By:	/s/ Deanna H. Lund

Name:	Deanna H. Lund
Title:	Executive Vice President and Chief Financial Officer
Date:	March 8, 2011

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

By:	/s/ Deanna H. Lund

Name:	Deanna H. Lund
Title:	Executive Vice President and Chief Financial Officer
Date:	March 8, 2011